Michael Page
INTERNATIONAL

Corporate Office, 8 Bath Road, Slough, Berkshire SL1 3SA Tel: 01753 849300 Fax: 01753 849386

82-5762

02028233

02 APR -3 AM 8:5

20 March 2002

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Change in Director's interests:
   - Terry Benson
   - Stephen Puckett
   - Stephen Burke
   - Stephen Ingham
   - Charles-Henri Dumon

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Group Reporting Accountant

Direct Line 01753 849338
jeremytatham@michaelpage.com

dlw 4/9

Company	Michael Page International PLC
TIDM	MPI
Headline	Director Shareholding
Released	17:36 15 Mar 2002
RNS Number	0725T

RNS Number:0725T
Michael Page International PLC
15 March 2002

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF DIRECTOR

TERRY BENSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

PER (2) ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

PER (2) ABOVE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF OPTIONS

7) Number of shares/amount of stock acquired

N/A

8) (N/A %) of issued Class

9) Number of shares/amount of stock disposed

N/A

10) (N/A %)
of issued Class

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

14 MARCH 2002

18) Period during which or date on which exercisable

15 MARCH 2005 - 14 MARCH 2012

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

ORDINARY

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£1.86p

22) Total number of shares or debentures over which options held following this notification

150,000

23) Any additional information

N/A

24) Name of contact and telephone number for queries

JEREMY TATHAM

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 15 MARCH 2002

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF DIRECTOR

TERRY BENSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

PER (2) ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

PER (2) ABOVE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF OPTIONS

7) Number of shares/amount of stock acquired

N/A

8) (N/A %) of issued Class

9) Number of shares/amount of stock disposed

N/A

10) (N/A %) of issued Class

11) Class of security

N/A

02 APR -3 AM 8:

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

14 MARCH 2002

18) Period during which or date on which exercisable

15 MARCH 2006 - 14 MARCH 2012

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

ORDINARY

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£1.86p

22) Total number of shares or debentures over which options held following this notification

150,000

23) Any additional information

N/A

24) Name of contact and telephone number for queries

JEREMY TATHAM

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 15 MARCH 2002

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF DIRECTOR

STEPHEN PUCKETT

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

PER (2) ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

PER (2) ABOVE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF OPTIONS

7) Number of shares/amount of stock acquired

N/A

8) (N/A %) of issued Class

9) Number of shares/amount of stock disposed

N/A

10) (N/A %) of issued Class

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

14 MARCH 2002

18) Period during which or date on which exercisable

15 MARCH 2005 - 14 MARCH 2012

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

ORDINARY

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£1.86p

22) Total number of shares or debentures over which options held following this notification

150,000

23) Any additional information

N/A

24) Name of contact and telephone number for queries

JEREMY TATHAM

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 15 MARCH 2002

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF DIRECTOR

STEPHEN PUCKETT

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

PER (2) ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

PER (2) ABOVE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF OPTIONS

7) Number of shares/amount of stock acquired

N/A

8) (N/A %) of issued Class

9) Number of shares/amount of stock disposed

N/A

10) (N/A %) of issued Class

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

14 MARCH 2002

18) Period during which or date on which exercisable

15 MARCH 2006 - 14 MARCH 2012

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

ORDINARY

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£1.86p

22) Total number of shares or debentures over which options held following this notification

150,000

23) Any additional information

N/A

24) Name of contact and telephone number for queries

JEREMY TATHAM

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 15 MARCH 2002

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF DIRECTOR

STEPHEN BURKE

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

PER (2) ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

PER (2) ABOVE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF OPTIONS

7) Number of shares/amount of stock acquired

N/A

8) (N/A %) of issued Class

9) Number of shares/amount of stock disposed

N/A

10) (N/A %) of issued Class

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

14 MARCH 2002

18) Period during which or date on which exercisable

15 MARCH 2005 - 14 MARCH 2012

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

ORDINARY

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£1.86p

22) Total number of shares or debentures over which options held following this notification

150,000

23) Any additional information

N/A

24) Name of contact and telephone number for queries

JEREMY TATHAM

25) Name and signature of authorised company official responsible for making this notification

Date of Notification   15 MARCH 2002

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF DIRECTOR

STEPHEN BURKE

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

PER (2) ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

PER (2) ABOVE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF OPTIONS

7) Number of shares/amount of stock acquired

N/A

8) (N/A %) of issued Class

9) Number of shares/amount of stock disposed

N/A

10) (N/A %) of issued Class

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

14 MARCH 2002

18) Period during which or date on which exercisable

15 MARCH 2006 - 14 MARCH 2012

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

ORDINARY

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£1.86p

22) Total number of shares or debentures over which options held following this notification

150,000

23) Any additional information

N/A

24) Name of contact and telephone number for queries

JEREMY TATHAM

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 15 MARCH 2002

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF DIRECTOR

STEPHEN INGHAM

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

PER (2) ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

PER (2) ABOVE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF OPTIONS

7) Number of shares/amount of stock acquired

N/A

8) (N/A %) of issued Class

9) Number of shares/amount of stock disposed

N/A

10) (N/A %) of issued Class

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

14 MARCH 2002

18) Period during which or date on which exercisable

15 MARCH 2005 - 14 MARCH 2012

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

ORDINARY

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£1.86p

22) Total number of shares or debentures over which options held following this notification

150,000

23) Any additional information

N/A

24) Name of contact and telephone number for queries

JEREMY TATHAM

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 15 MARCH 2002

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF DIRECTOR

STEPHEN INGHAM

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

PER (2) ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

PER (2) ABOVE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF OPTIONS

7) Number of shares/amount of stock acquired

N/A

8) (N/A %) of issued Class

9) Number of shares/amount
of stock disposed

N/A

10) (N/A %)
of issued Class

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWING BOXES

17) Date of grant

14 MARCH 2002

18) Period during which or date on which exercisable

15 MARCH 2006 - 14 MARCH 2012

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

ORDINARY

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

£1.86p

22) Total number of shares or debentures over which options held
following this notification

150,000

23) Any additional information

N/A

24) Name of contact and telephone number for queries

JEREMY TATHAM

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 15 MARCH 2002

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF DIRECTOR

CHARLES-HENRI DUMON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

PER (2) ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

PER (2) ABOVE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF OPTIONS

7) Number of shares/amount of stock acquired

N/A

8) (N/A %) of issued Class

9) Number of shares/amount of stock disposed

N/A

10) (N/A %) of issued Class

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

14 MARCH 2002

18) Period during which or date on which exercisable

15 MARCH 2006 - 14 MARCH 2009

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

ORDINARY

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£1.86p

22) Total number of shares or debentures over which options held following this notification

300,000

23) Any additional information

N/A

24) Name of contact and telephone number for queries

JEREMY TATHAM

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 15 MARCH 2002

This information is provided by RNS
The company news service from the London Stock Exchange

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